August 9, 2022

Mr. Ken Schuler

Mr. Craig Arakawa

U.S. Securities & Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

100 F Street NE

Washington, DC 20549

RE:      DynaResource, Inc.

Form 10-K for the fiscal year ended December 31, 2021

Filed March 24, 2022

File No. 000-30371

Dear Mr. Ken Schuler and Mr. Craig Arakawa:

We received your letter dated August 2, 2022 with comments to the referenced Annual Report on Form 10-K for DynaResource, Inc. (the “Company”), File 000-30371. We have restated the Commission’s comments below and have included our response to each.

Form 10-K

Cautionary Note to United States Investors, page 3

1.	Comment:

We note you reference to Industry Guide 7 in this section and elsewhere in your filing. Please make the appropriate changes in your filing to comply with Section 1300 of Regulation S-K.

Response:

We are revising our Form 10-K to comply with Section 1300 of Regulation S-K. The amended report will then be submitted to our auditors for review, and the amended report will be filed as soon as the auditors give us approval to file.

San Jose de Gracia Property, page 6

2.	Comment:

We note your individual property disclosure is incomplete. Please revise your disclosure to provide complete individual property disclosure as required by Item 1304(b) of Regulation S-K.

Response:

We have updated our disclosures for San Jose de Gracia to provide complete individual property disclosure as required by Item 1304(b) of Regulation S-K.

***

The Company acknowledges that the Company and its management are responsible for the adequacy and accuracy of the disclosure in the filing, notwithstanding any review, comments, action or absence of action by the staff.

Please call me if you need any further clarification on any of these responses.

Sincerely,

/s/ Koy W. Diepholz

CEO/President, CFO/Treasurer